May 21, 2008

VIA EDGAR

Mr. Michael Fay

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hertz Global Holdings, Inc.
The Hertz Corporation
Form 10-K for the Year Ended December 31, 2007
Form 8-K Furnished on February 21, 2008
File Numbers: 001-06075, 001-07541

Dear Mr. Fay:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to the comments contained in your letter, dated April 8, 2008, relating to the Hertz Global Holdings, Inc. Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2008, The Hertz Corporation Form 10-K for the year ended December 31, 2007 filed with the Commission on March 6, 2008, and the Hertz Global Holdings, Inc. and The Hertz Corporation Form 8-Ks furnished to the Commission on February 21, 2008.  The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Hertz Global Holdings, Inc.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis…page 63

Critical Accounting Policies and Estimates, page 66

1.              In regard to each critical item indicated, please expand your disclosures to disclose the events that may occur that could force changes in the significant estimates or assumptions employed and your history with the accuracy of prior estimates or assumptions to actual amounts recorded. Refer to Section V of FR-72 dated December 19, 2003 (release number 33-8350) for further guidance.

In response to the Staff’s comment, the Company will expand its Critical Accounting Policy and Estimates disclosures in future filings to disclose such events and our historical accuracy with respect to the significant estimates and assumptions employed.  The Company has provided the Staff with a copy of its proposed expanded disclosure as an addendum to this letter with the additional information noted in bold, italicized text and deleted information noted with a strikethrough.

2.              In regard to “Revenue Earning Equipment,” we note that you have revised depreciation rates in each of the last three fiscal years. To help investors better understand the basis for such changes, please expand your disclosure to disclose in more detail the significant factors that affect the determination of the holding period and the amount of residual values, particularly those for non-

program cars, and how such affect the depreciation rate employed. Also, disclose in more specificity the correlation between depreciation rates (and its related factors) and your objective of minimizing gain or loss upon disposal of revenue earning equipment and the related timing of when disposal occurs. Provide us with a copy of your intended expanded disclosure.

In response to the Staff’s comment, the Company has provided the Staff with a copy of its proposed expanded disclosure within the addendum to this letter with the additional information noted in bold, italicized text and deleted information noted with a strikethrough.

3.              In regard to “Derivatives,” please expand your disclosure to identify the significant factors that affect amounts reported in your financial statements, particularly those in assessing effectiveness.

In response to the Staff’s comment, the Company will expand its disclosure in future filings to identify significant factors that affect reported amounts, particularly those impacting our assessment of effectiveness.  The Company supplementally advises the staff that the most significant factors that affect the amount reported in our financial statements related to our interest rate swaps are the current yield curve and the credit default swap spread of the Company based upon its current credit rating.  Both of these are considered to be market observable data and are subject to change based on movements in LIBOR and the Company’s credit standing. The Company has provided the Staff with a copy of its proposed expanded disclosure within the addendum to this letter with the additional information noted in bold, italicized text and deleted information noted with a strikethrough.

4.              In regard to “Revenue Earning Equipment,” “Pensions” and “Stock-Based Compensation,” please expand your disclosure to include the sensitivity to change of the most significant factors affecting reported amounts.

In response to the Staff’s comment, the Company will expand its disclosure in future filings to include the sensitivity of changes in the most significant factors on reported amounts for the material items.  In regard to “Revenue Earning Equipment,” the Company supplementally advises the Staff that the residual values are affected by many different variables, as noted within the addendum to this letter, which makes it impractical to identify the sensitivity of changes in these underlying causes.  Additionally, the Company supplementally advises the Staff that it monitors the sensitivity of changes to factors affecting “Pensions” and “Stock-Based Compensation” and, historically, the impact has been immaterial due in part to the relatively small annual expense amounts (e.g., less than $50 million annually for “Pensions” and $30 million for “Stock-Based Compensation”).  For example, a 25 basis point change in the expected rate of return and discount rate assumptions would change pension expense by approximately $1 million and $2 million, respectively, per year.  Due to the relatively low dollar impact to “Pension” and “Stock-Based Compensation” expense, the Company has not included the sensitivity in our past filings.  If the impact on “Pensions” and “Stock-Based Compensation” becomes more significant, we will include disclosure as to the sensitivities in future filings, as appropriate.

Results of Operations, page 69

Selected Car Rental, Equipment Rental…Table, page 72

5.              Refer to footnote (b) to the table. We note that the non-GAAP measure “car rental rate revenue” includes optional insurance products, which appears you consider to be ancillary revenue items, but excludes other ancillary revenue items that are material (greater than 10% of car rental revenues reported in the statement of operations for each respective period presented). In this regard, please explain to us and disclose in all filings in which this measure is presented, as appropriate, the rationale for this distinction in regard to this measure and its related ratio, and why such distinction is appropriate to the measure and how it is meaningful to investors.

In response to the Staff’s comment, the Company will expand its disclosure in future filings to further explain that the optional insurance products are packaged within certain negotiated corporate, government and membership programs and within certain retail rates being charged.  Based upon these existing programs and rate packages, management believes that these optional insurance products should be included in the daily pricing of car rental transactions.  On the other hand, non-rental rate revenue items such as refueling and concession pass-through expense items are driven by factors beyond the control of management; (i.e. the price of fuel and the concession fees charged by airports).  Additionally, NeverLost units are an optional revenue product which management does not consider to be part of their daily pricing of car rental transactions.  The Company supplementally advises the Staff that the above disclosure was included within the Company’s Form 10-Q filed with the Commission on May 9, 2008.

We believe “car rental rate revenue,” as a supplemental measure, is meaningful to both management and investors in that it highlights the impact that management has over the daily pricing of car rental transactions and therefore provides an additional level of transparency for investors.

6.              Refer to footnote (c) to the table. We believe that presentation of “adjusted pre-tax income (loss) for “corporate and other” in this fashion is an impermissible non-GAAP financial measure in that it is not specifically in regard to a reportable segment (on this point refer to comment number 11 below), and also in that it readily leads to a consolidated sum, even if not specifically presented, that would be considered an impermissible non-GAAP measure (on this point refer to Question 21 in the staff’s “Frequently Ask Questions Regarding the Use of Non-GAAP Measures” dated June 13, 2003).  Accordingly, please remove disclosure of “adjusted pre-tax income (loss)” for “corporate and other” in this fashion, and conform related presentations in this filing and other filings (for example, press releases in regard to results of operations furnished in Form 8-Ks).

In response to the Staff’s comment, the Company will change this presentation in all future filings, to be clear that the Company has only two reportable segments.  “Corporate and other” was not intended to be a reportable segment and has now been labeled “other reconciling items” in the Company’s FAS 131 required reconciliation of its reportable segments to the consolidated Company amounts in the Company’s segment footnote.  In the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A:) section of our filings, the Company will only present adjusted pre-tax income (loss) for its reportable segments and, as such “corporate and other” will be removed in all future filings.  Further, the Company will disclose that “other reconciling items” include general corporate expenses, certain interest expense (including, net interest on corporate debt), as well as other business activities, such as our third party claim management services.  It should be noted that these other business activities comprise less than one percent of total revenues and are deemed immaterial by the Company.  The Company supplementally advises the Staff that the above disclosure was included within the Company’s Form 10-Q filed with the Commission on May 9, 2008.  Additionally, the Company requests that the Staff refer to our response to comment 9 below for further information on our segments.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 79

Adjusted Pre-Tax Income (Loss), page 81

7.              We note from the segment note (note 9) of the notes to the consolidated financial statements that adjusted pre-tax income (loss) as a percent of revenues significantly differs between your reportable segments for each period presented. In this regard, please expand your disclosure here to address the significant factors that affect this ratio for each reportable segment and the relationship of this ratio between reportable segments. We believe this disclosure will help investors better understand your operations and the contributions by each segment to your consolidated results.  Provide us with a copy of your intended disclosure.

In response to the Staff’s comment, the Company proposes the following expanded disclosure with the additional information noted in bold, italicized text and deleted information noted with a strikethrough.

Adjusted pre-tax income for our car rental segment of $609.1 million increased 29.0% from $472.3 million for the year ended December 31, 2006. The increase was primarily due to transaction day improvement and lower total expenses as a percentage of revenues.  Adjustments to our car rental GAAP pre-tax amount for the years ended December 31, 2007 and 2006 totaled $140.5 million and $98.8 million, respectively.  See our “Results of Operations” footnote c for a summary and description of these adjustments.  Adjusted pre-tax income for our car rental segment as a percent of its revenues increased from 7.4% to 8.8%.

Adjusted pre-tax income for our equipment rental segment of $373.8 million increased 8.2% from $345.5 million for the year ended December 31, 2006. The increase was primarily due to increased rental volumes and lower total expenses as a percentage of revenues.  Adjustments to our equipment rental GAAP pre-tax amount for the years ended December 31, 2007 and 2006 totaled $65.3 million and $76.0 million, respectively.  See our “Results of Operations” footnote c for a summary and description of these adjustments.  Adjusted pre-tax income for our equipment rental segment as a percent of its revenues increased from 20.7% to 21.3%,

~~Adjusted pre-tax loss for “Corporate and other” of $322.2 million decreased 2.7% from $331.1 million for the year ended December 31, 2006. The decrease was primarily due to a decrease in interest expense, partly offset by an increase in selling, general and administrative expenses.~~

The ratio of adjusted pre-tax income to revenues for our two segments reflects the different environments in which they operate.  Our infrastructure costs are higher within our car rental segment due to the number and type of locations in which it operates and the corresponding headcount.  Within the equipment rental segment, our revenue earning equipment generates lower depreciation expense due to its longer estimated useful life.

The Company supplementally advises the Staff that disclosure similar to that noted above was included within the Company’s Form 10-Q filed with the Commission on May 9, 2008.

For the Staff’s convenience, the Company has included below a copy of footnote c being referred to above.

	Year Ended December 31, 2007
	Car Rental	Equipment Rental
Income (loss) before income taxes and minority interest	$468.6	$308.5
Adjustments:
Purchase accounting(1)	35.3	58.1
Non-cash debt charges(2)	66.5	11.2
Restructuring charges	64.5	4.9
Vacation accrual adjustment(3)	(25.8)	(8.9)
Adjusted pre-tax income (loss)	$609.1	$373.8

	Year Ended December 31, 2006
	Car Rental	Equipment Rental
Income (loss) before income taxes and minority interest	$373.5	$269.5
Adjustments:
Purchase accounting(1)	23.8	64.7
Non-cash debt charges(2)	75.0	11.3
Adjusted pre-tax income (loss)	$472.3	$345.5

(1)                                  Includes the purchase accounting effects of the Acquisition and any subsequent acquisitions on our results of operations relating to increased depreciation and amortization of tangible and intangible assets and accretion of revalued workers’ compensation and public liability and property damage liabilities.

(2)                                  Non-cash debt charges represent the amortization of deferred debt financing costs and debt discounts. During the year ended December 31, 2007, also includes $20.4 million associated with the ineffectiveness of our HVF swaps and the write-off of $16.2 million of unamortized debt costs associated with a debt modification. During the year ended December 31, 2006, also includes $1.0 million associated with the reversal of the ineffectiveness of our HVF swaps.

(3)                                  Represents a decrease in the employee vacation accrual during the year ended December 31, 2007, relating to a change in our U.S. vacation policy which now provides for vacation entitlement to be earned ratably throughout the year versus the previous policy which provided for full vesting on January 1 each year.

8.              In the discussion of the results of your reportable segments, expand your disclosure to address all significant amounts affecting each segment, including all material items that reconcile the segment measure of profit and loss to the comparable GAAP and consolidated results, for all periods presented. For example, it appears that non-cash debt charges for car rental for 2007 and 2006 and purchase accounting adjustments for equipment rental for 2007 and 2006 were material to the comparable GAAP measure for the corresponding segment in the periods indicated. Refer to Question 19 of the staff’s “Frequently Ask Questions Regarding the Use of Non-GAAP Measures” referred to above. We believe such disclosure will provide investors with a comprehensive view of significant matters affecting the results attributed to each segment.

In response to the Staff’s comment, the Company will expand its disclosure in future filings in order to include a cross reference to the table under “Results of Operations” which reconciles the segment measure of profit or loss to the comparable GAAP results, for all periods presented.  The Company has provided the Staff with an example of such expanded disclosure in its response to comment 7 above.

9.              Please include a discussion of your reportable segments’ adjusted pre-tax results for all comparable periods presented (reference is made to the section “Adjusted Pre-Tax Income (Loss)” on page 81). For example, you did not provide such a discussion for fiscal 2006 compared to 2005.

The Company respectfully submits to the Staff that the discussion of our reportable segments’ adjusted pre-tax results was not added for the year ended December 31, 2006 compared to the year ended December 31, 2005 in its 2007 Form 10-K because adjusted pre-tax income (loss) was not the Company’s measure of segment profit or loss until January 1, 2007.  However, in response to the Staff’s comment, the Company will expand our disclosure in future filings to provide a discussion of adjusted pre-tax income (loss) of our reportable segments for all comparable periods presented in such filings.

Item 8. Financial Statements…page 106

Consolidated Balance Sheets, page 108

10.       Please explain to us and disclose the reason for the 62.7% increase in accounts payable at December 31, 2007 from December 31, 2006, and the impact, in terms of cash, of such on your cash flows. Additionally, reconcile for us the change in “Accounts payable” for 2007 reported in the statement of cash flows of $304,170 to that presented in the balance sheet of $410,551.

In response to the Staff’s comment, the Company advises the Staff that the 62.7% increase in accounts payable at December 31, 2007 from December 31, 2006 is primarily due to the Company’s focus during 2007 on improving its working capital (which included an increase in days payable outstanding) and the effects of foreign currency.  The requested reconciliation of the balance sheet change with the statement of cash flows amount is as follows:

	December 31,
	2007	2006	Change
Accounts payable	$1,064,878	$654,327	$410,551	62.7%

Year-over-year change in the reclassification of negative cash to payables as reflected in the financing section of the statement of cash flows			(39,001)
Effects of foreign currency			(67,380)
Change in accounts payable in the operating section of the statement of cash flows			$304,170

Notes to Consolidated Financial Statements, page 113

Note 9 — Segment Information, page 148

11.       We note you disclose that you have only two reportable segments, “car rental” and “equipment rental.” Pursuant to paragraph 32.b of FAS 131, an enterprise shall reconcile the “total of the reportable segments’ measures of profit or loss to the enterprise’s consolidated income before income taxes, extraordinary items, and discontinued operations,” which you have provided. In connection with the preceding, however, it is not clear to us the basis for presenting “adjusted pre-tax income (loss)” for “corporate and other.” In footnote 7 to the reconciliation table in the note, you indicate that “corporate and other” is considered a segment. However, it does not appear to us that your corporate activities would be considered a “business” that constitutes an operating segment pursuant to paragraph l0.a of FAS 131. Moreover, assuming it is appropriate to consider “corporate” an operating segment, it is not clear to us how aggregating “corporate” and “other” into a reportable segment complies with paragraph 19 of FAS 131 and EITF 04-10. Also refer to Question 7 in the FASB staff’s “Segment Information: Guidance on Applying Statement 131” in this regard. Relative to your current segment presentation, we believe that amounts related to “corporate and other” should be presented as reconciling items in reconciling “adjusted pre-tax income (loss)” of your reportable segments to reported consolidated “income (loss) before income taxes and minority interest” rather than aggregated as a separate segment. Please revise, or explain to us why you believe your presentation is appropriate. If aggregation of “corporate” and “other” is appropriate, please provide us with a comprehensive analysis that clearly shows how the aggregation complies with each of the criteria in paragraph 17 of FAS 131, including the similarity of all relevant economic characteristics, and E1TF No. 04-10.

In response to the Staff’s comment, the Company will change this presentation in all future filings to be clear that the Company has only two reportable segments.  “Corporate and other” was not intended to be a reportable segment and has now been labeled “other reconciling items” in the Company’s FAS 131 required reconciliation of its reportable segments to the consolidated Company amounts.  The Company supplementally advises the Staff that the above noted disclosure was included within the Company’s Form 10-Q filed with the Commission on May 9, 2008.  The Company supplementally advises the Staff that it acknowledges that paragraph 21 of FAS 131 says that the “all other” category (or “corporate” in our case) should be reported separately from “other reconciling items,” (or “and other” in our case) however, it was noted that “all other” (or “corporate” in our case) is less than one percent of total revenues which is deemed immaterial for separate disclosure.

Form 8-K Furnished on February 21, 2008

Exhibit 99.1

12.       Please present the comparable GAAP measures more prominently than the corresponding non-GAAP measures presented. For example, the bullet points at the fore front of the release should include the comparable GAAP measure, and they should precede the corresponding non-GAAP measure presented. We also believe the comparable GAAP measure should precede the corresponding non-GAAP measure within the narrative of the release. For example, in the second paragraph, mention of and discussion relative to the GAAP measure “pre-tax income” should precede mention and discussion of “adjust pre-tax income.” Notwithstanding that “adjusted pre-tax income” may be the measure of profit or loss applicable to your reportable segments for segment reporting purposes, we believe it is preferable to provide investors with comprehensive information concerning your segment and consolidated results prior to presentation of information on a selective basis.

In response to the Staff’s comment, in its first quarter 2008 earnings release furnished to the Commission on Form 8-K on April 23, 2008, the Company gave the GAAP pre-tax amount equal prominence as the non-GAAP adjusted pre-tax amount by combining them into a single bullet point at the forefront of the release.   In addition, the Company gave equal prominence to the consolidated GAAP and related non-GAAP pre-tax and net income measures by combining them within the same sentences in the narrative of the release.  The Company believes that this presentation in its first quarter 2008 earnings release satisfies the requirements of Item 10 within the guidance provided by the Commission in Release No. 33-8176, Regulation S-K “Final Rule:  Conditions for Use of Non-GAAP Financial Measures.” The Company will continue such disclosure in all future filings.

13.       We note the qualifying information in footnote (5) with respect to reconciling the forecasted non-GAAP measures in the “Outlook” section. In this regard, please expand your disclosure in all filings in which such qualification is presented to provide the disclosures specified in Section II.B.2 of Release No. 33-8176 “Conditions for Use of Non-GAAP Financial Measures” with respect to accessibility of GAAP financial measure on a forward-looking basis. Provide us with a copy of your intended disclosure.

In response to the Staff’s comment, the Company proposes the following expanded disclosure with the additional information noted in bold, italicized text and deleted information noted with a strikethrough.

 (5) Management believes that adjusted pre-tax income, Corporate EBITDA, levered cash flows and adjusted net income are useful in measuring the comparable results of the Company period-over-period.

The GAAP measures most directly comparable to each of adjusted pre-tax income, Corporate EBITDA, levered cash flows and adjusted net income are pre-tax income, cash flows from operating activities and net income. Because of the forward-looking nature of the Company’s forecasted adjusted pre-tax income, Corporate EBITDA, levered cash flows and adjusted net income, specific quantifications of the amounts that would be required to reconcile forecasted pre-tax income, cash flows from operating activities and net income to forecasted adjusted pre-tax income, Corporate EBITDA, levered cash flows and adjusted net income are not available.  The Company believes that ~~providing estimates of~~ there is a degree of volatility with respect to certain of the Company’s GAAP measures, primarily related to fair value accounting for its financial assets (which includes the Company’s derivative financial instruments), its income tax reporting and certain adjustments made in order to arrive at the relevant non-GAAP measures, which preclude the Company from providing accurate forecasted GAAP to non-GAAP reconciliations.  Based upon the above, the Company believes that providing estimates of the amounts that would be required to reconcile the range of these forecasted non-GAAP measures to forecasted pre-tax income, cash flows from operating activities and net income would imply a degree of precision that could be confusing or misleading to investors for the reasons identified above.

14.       We note you utilize a “normalized’” income tax rate in the computation of “adjusted net income.” In this regard, please explain to us and disclose in all filings in which this measure is presented why ignoring the actual tax effects of your operations is meaningful to investors. Further, explain to us and disclose the basis for using a normalized rate of 35% and why this rate is more meaningful and representative relative to another rate.

In response to the Staff’s comment, in its first quarter 2008 earnings release, the Company clarified that the normalized tax rate is management’s estimate of its long-term tax rate.  The Company supplementally advises the Staff that its long-term tax rate estimates the Company’s tax rate over a longer period of time than one calendar year.   For 2007, the 35% normalized rate represented management’s estimate of its long-term tax rate.  The Company notes that its quarterly FIN 18 GAAP tax provision calculation can be volatile as a result of the seasonality of the business and the effect of not recognizing benefits for certain non-US jurisdictions in cumulative net loss positions where there is a history of losses which are not more-likely-than-not to be utilized.  Additionally, the impact of enacted tax law changes can have an effect on the Company’s tax provision in the period enacted that distorts the tax rate.  The non-GAAP adjusted net income measure is important to management because it allows management to assess the long-term earning trends of the Company, exclusive of the items mentioned above.  Management believes it is important to investors for the same reasons it is important to management.  Accordingly, the Company believes that this normalized tax rate is more appropriate for these purposes than our volatile quarterly FIN 18 GAAP tax provision calculation.  Management also believes that this calculation is transparent enough that an investor can easily adjust the calculation for the actual tax rate.  The Company advises the Staff that its estimated normalized tax rate has been reduced in 2008 from 35% to 34% as the Company estimates increased earnings outside of the United States which are expected to reduce the Company’s long-term tax rate.

15.       Based on its title, table 3 presents segment information. In this regard, please clarify for us and in your disclosure the basis for and propriety here of the adjusted diluted earnings per share amounts presented in this table. Based on disclosure elsewhere in the exhibit, it appears these per share amounts are based on consolidated results.

In response to the Staff’s comment, the Company changed the title of table 3 in its first quarter 2008 earnings release from “Segment Information” to “Segment and Other Information” and has also clarified the disclosure of the “other reconciling items” line item in this table.

Exhibit 99.2

16.       In regard to “adjusted pre-tax income” and “adjusted net income,” you state that these represent your “preferred” measures of operational performance. In this regard, please tell us and disclose, in detail specific to your circumstances, in all filings in which such representation is made the basis for why such measures should also be preferable to your investors and the meaningfulness to them of each adjustment in deriving these measures.

In response to the Staff’s comment, the Company has revised these definitions in its first quarter 2008 earnings release to provide more information concerning the meaningfulness of these measures to both management and investors.  Below is the revised language, in bold italicized and strikethrough text, which was included for adjusted pre-tax income and adjusted net income in the Company’s first quarter 2008 earnings release:

Adjusted Pre-Tax Income

Adjusted pre-tax income is calculated as income before income taxes and minority interest plus non-cash purchase accounting charges, non-cash debt charges relating to the amortization of debt financing costs and debt discounts, ~~unrealized transaction gains (losses) on Euro-denominated debt (through September 30, 2006)~~ and certain one-time charges and non-operational items. Adjusted pre-tax income is important to management ~~and investors~~ because it ~~represents our preferred measure of our operational performance exclusive of the effects of purchase accounting, non-cash debt charges, one-time charges and items that are not operational in nature or comparable to those of our competitors.~~ allows management to assess operational performance of our business, exclusive of the items mentioned above.  It also allows management to assess the performance of the entire business on the same basis as the segment measure of profitability.  Management believes that it is important to investors for the same reasons it is important to management and because it allows them to assess the operational performance of the Company on the same basis that management uses internally.

Adjusted Net Income

Adjusted net income is calculated as adjusted pre-tax income less a provision for income taxes derived utilizing a normalized income tax rate and minority interest. The normalized income tax rate is management’s estimate of our long-term tax rate.  Adjusted net income is important to management and investors because it represents our ~~preferred measure of our~~ operational performance exclusive of the effects of purchase accounting, non-cash debt charges, one-time charges and items that are not operational in nature or comparable to those of our competitors.

17.       In regard to “adjusted diluted earnings per share,” please clarify for us and in your disclosure in all filings in which such measure is included, as appropriate, the following:

a)  The basis upon which the “pro forma post-IPO diluted number of shares outstanding” is computed. In this regard, disclose in detail how this number is comparable to diluted actual weighted average number of shares. Further, clarify whether the pro forma amount includes the effects of all dilutive instruments, and if not, the basis for this and how exclusion of such is meaningful to investors. In connection with this last point, disclose the dilutive instruments and their amounts included in the actual number that are not included in the pro forma number.

b)  Why the impacts of the IPO would not be adequately reflected in actual per share amounts in periods subsequent to the IPO.

c)  Why the “pro forma post-IPO diluted number of shares outstanding” for the fourth quarter and year of 2007 is less than the corresponding diluted actual weighted average number of shares.

d)  Include disclosure that isolates the effect of the “pro forma post-IPO diluted number of shares outstanding” on your actual results. For example, since the “pro forma post-IPO diluted number of shares outstanding” is currently used only in presenting the diluted per share amount of non-GAAP results, its effect is not comparable to your actual diluted per share amounts. Further, for a more balanced presentation, you should also disclose the effect of the actual diluted weighted average number of shares on your non-GAAP results. Provide us with a copy of your intended disclosure on a balanced basis as indicated.

In response to the Staff’s comment, in its first quarter 2008 earnings release, the Company has clarified the number of shares being utilized for the non-GAAP results for 2008.  Beginning in the first quarter of 2008, the Company is using the GAAP diluted shares outstanding at the start of the year to compute “adjusted diluted earnings per share.”  At the start of 2007, the Company calculated the “pro forma post-IPO diluted number of shares outstanding” based on the November 2006 initial public offering and the information available at that time with respect to stock options outstanding.  This “pro forma post-IPO diluted number of shares outstanding” amount was calculated using the normal GAAP methodology, as such, the pro forma amount includes the effects of all dilutive instruments.  The Company then used this “pro forma post-IPO diluted number of shares outstanding” to compute “adjusted diluted earnings per share” on a comparable basis for all periods presented.  Please note that the GAAP diluted shares outstanding at December 31, 2007 of 325.5 million shares was only 700,000 shares or 0.22% greater than the “pro forma post-IPO diluted number of shares outstanding” used at that time, which was due to additional stock options granted during the year and a higher average stock price than that used in the “pro forma post-IPO diluted number of shares outstanding” calculations.

In response to the Staff’s comment d above, the Company respectfully submits to the Staff that it believes providing two additional non-GAAP measures would be confusing and potentially misleading to the investor.  Our current presentation within the table in Exhibit 99.1 provides the non-GAAP measures that management believes are useful to the investor and are used internally by management with the related reconciliation to the comparable GAAP measure, each presented with equal prominence.

The Hertz Corporation

18.       Please conform the relevant disclosures in the corresponding filings of The Hertz Corporation to the comments indicated above for Hertz Global Holdings, Inc., as appropriate.

In response to the Staff’s comment, the Company will conform all relevant revised disclosures made in the Hertz Global Holdings, Inc. filings in the corresponding future filings of The Hertz Corporation.

*  *  *  *  *  *  *

If you have any questions regarding this letter, please do not hesitate to call me at (201) 307-2271.

Sincerely,

/s/ Elyse Douglas

Elyse Douglas

cc:      Doug Jones

           Lyn Shenk

                Securities and Exchange Commission

           Steven J. Slutzky

                Debevoise & Plimpton LLP

           Jatindar Kapur

           Jeffrey Zimmerman

                Hertz Global Holdings, Inc.

Addendum

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our  consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or ‘‘GAAP.’’ The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts in our financial statements and accompanying notes.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements and changes in these judgments and estimates may impact our future results of operations and financial condition. For additional discussion of our accounting policies, see Note 1 to the Notes to our consolidated financial statements included in this Annual Report under the caption ‘‘Item 8—Financial Statements and Supplementary Data.’’

Revenue Earning Equipment

Our principal assets are revenue earning equipment, which represented approximately 54% of our total assets as of December 31, 2007. Revenue earning equipment consists of vehicles utilized in our car rental operations and equipment utilized in our equipment rental operations. For the year ended December 31, 2007, 50% of the vehicles purchased for our U.S. and international car rental fleets were subject to repurchase by automobile manufacturers under contractual repurchase and guaranteed depreciation programs, subject to certain manufacturers’ car condition and mileage requirements, at a specific price during a specified time period. These programs limit our residual risk with respect to vehicles purchased under these programs. For all other vehicles, as well as equipment acquired by our equipment rental business, we use historical experience and monitor market conditions to set depreciation rates.  When revenue earning equipment is acquired, we estimate the period that we will hold the asset, primarily based on historical measures of the amount of rental activity (e.g., automobile mileage and equipment usage) and the targeted age of equipment at the time of disposal.   We also estimate the residual value of the applicable revenue earning equipment at the expected time of disposal.  The residual values for rental vehicles are affected by many factors, including make, model and options, age, physical condition, mileage, sale location, time of the year and channel of disposition (e.g., auction, retail, dealer direct).  The residual value for rental equipment is affected by factors which include equipment age and amount of usage.  Depreciation is recorded on a straight-line basis over the estimated holding period~~, with the objective of minimizing gain or loss on the disposition of the revenue earning equipment.~~  Depreciation rates are reviewed on ~~an ongoing~~ a quarterly basis based on management’s ~~routine review~~ ongoing assessment of present and estimated future market conditions ~~and~~, their effect on residual values at the time of disposal ~~Upon disposal of the~~ and the estimated holding periods.  Market conditions for used vehicle and equipment sales can also be affected by external factors such as the economy, natural disasters, fuel prices and incentives offered by manufacturers of new cars.  These key factors are considered when estimating future residual values and assessing depreciation rates.  As a result of this ongoing assessment, we make periodic adjustments to depreciation rates of revenue earning equipment in response to changed market conditions.  Upon disposal of revenue earning equipment, depreciation expense is adjusted for the difference between the net proceeds received and the remaining net book value. ~~As market conditions change, we adjust our depreciation rates prospectively, over the remaining holding period, to reflect these changes in market conditions~~

See Note 6 to the Notes to our consolidated financial statements included in this Annual Report under the caption “Item 8—Financial Statements and Supplementary Data.”

Public Liability and Property Damage

The obligation for public liability and property damage on self-insured U.S. and international vehicles and equipment represents an estimate for both reported accident claims not yet paid, and claims incurred but not yet reported. The related liabilities are recorded on a non-discounted basis. Reserve requirements are based on actuarial evaluations of historical accident claim experience and trends, as well as future projections of ultimate losses, expenses, premiums and administrative costs. The adequacy of the liability is regularly monitored based on evolving accident claim history and insurance related state legislation changes. If our estimates change or if actual results differ from these assumptions, the amount of the recorded liability is adjusted to reflect these results.  The Company’s actual results as compared to its estimates have resulted in relatively minor adjustments to our recorded liability.

Pensions

Our employee pension costs and obligations are dependent on our assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect our pension costs and obligations.  The various employee related actuarial assumptions (e.g., retirement rates, mortality rates, salary growth) used in determining pension costs and plan liabilities are reviewed periodically by management, assisted by the enrolled actuary, and updated as warranted.  The discount rate used to value the pension liabilities and related expenses and the expected rate of return on plans assets are the two most significant assumptions impacting pension expense.  The discount rate used is an actual market based spot rate as of the valuation date.  For the expected return on assets assumption, we use a forward-looking rate that is based on the expected return for each asset class (including the value added by active investment management), weighted by the target asset allocation.  As disclosed in our Pension footnote, the annualized long-term performance of the Plans’ assets has generally exceeded the long-term rate of return assumption.

Goodwill and Other Intangible Assets

We review goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable, and also review goodwill annually in accordance with SFAS No. 142, ‘‘Goodwill and Other Intangible Assets.’’ We performed an annual review in the second quarter of 2007, consistent with past years, and no impairment was determined to exist. Subsequent to performing our annual impairment review, we changed the date for performing these tests to the fourth quarter based on financial information available through October 1, 2007. We believe this change in accounting principle is preferable because the new date more closely aligns with our annual budgeting process and allows for a better estimation of the future cash flows used in the discounted cash flow model that we use to test for impairment. The change in accounting principle has no effect on our consolidated financial statements presented herein. We conducted the impairment review during the fourth quarter of 2007 and no impairment was determined to exist. Under SFAS No. 142, goodwill impairment is deemed to exist if the carrying value of goodwill exceeds its fair value. In addition, SFAS No. 142 requires that goodwill be tested at least annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. We estimate the fair value of our reporting units using a discounted cash flow methodology. A significant decline in the projected cash flows or a change in the weighted average cost of capital used to determine fair value could result in a goodwill impairment charge. The cash flows represent management’s most recent planning assumptions.  These assumptions are based on a combination of industry outlooks, views on general economic conditions, the Company’s expected pricing plans and expected future savings generated by our ongoing restructuring activities.

The Acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the Acquisition date. Consequently, as a result of the Acquisition, we have recognized significant intangible assets. In accordance with SFAS No. 142, we reevaluate the estimated useful lives of our intangible assets annually or as circumstances change. Those intangible assets considered to have indefinite useful lives are evaluated for impairment on an annual basis, by comparing the fair value of the intangible asset to its carrying value. In addition, whenever events or changes in circumstances indicate that the carrying value of intangible assets might not be recoverable, we will perform an impairment review. We estimate the fair value of our intangible assets using a discounted cash flow methodology. Intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, ‘‘Accounting for Impairment or Disposal of Long-Lived Assets.’’

Our estimates are based upon historical trends, management’s knowledge and experience and overall economic factors. While we believe our estimates are reasonable, different assumptions regarding items such as future cash flows and volatility in the markets we serve could affect our evaluations and result in an impairment charge to the carrying amount of our goodwill and our intangible assets.

See Note 2 to the Notes to our consolidated financial statements included in this Annual Report under the caption ‘‘Item 8—Financial Statements and Supplementary Data.’’

Derivatives

We utilize certain derivative instruments to enhance our ability to manage risk related to cash flow and interest rate exposure. Derivative instruments are entered into for periods consistent with the related underlying exposures. We document all relationships between hedging instruments and hedge items, as well as our risk management objectives and strategies for undertaking various hedge transactions. These derivatives are marked to market either through other comprehensive income or earnings, depending upon their effectiveness. The ~~valuation~~ valuations used to mark these to market ~~is~~ are either market quotes (for foreign exchange instruments) or a discounted cash flow method (for interest rate swaps). The key ~~input~~ inputs for the discounted cash flow method are the current yield curve ~~based upon market observable data~~ and the credit default swap spread.  These are subject to change based on movements in items such as LIBOR and the Company’s credit standing.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Subsequent changes to enacted tax rates and changes to the global mix of earnings will result in changes to the tax rates used to calculate deferred taxes and any related valuation allowances.  Provisions are not made for income taxes on undistributed earnings of foreign subsidiaries that are intended to be indefinitely reinvested outside the United States or are expected to be remitted free of taxes.  Future distributions, if any, from these foreign subsidiaries to the United States or changes in U.S. tax rules may require a change to reflect tax on these amounts.

See Note 7 to the Notes to our consolidated financial statements included in this Annual Report under the caption ‘‘Item 8—Financial Statements and Supplementary Data.’’

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board, or the ‘‘FASB,’’ revised its SFAS, No. 123, with SFAS No. 123R, ‘‘Share-Based Payment.’’ The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. We have accounted for our employee stock-based compensation awards in accordance with SFAS No. 123R. As disclosed in Note 5 to the Notes to our consolidated financial statements included in this Annual Report under the caption ‘‘Item 8—Financial Statements and Supplementary Data,’’ we estimated the fair value of options issued at the date of grant using a Black-Scholes option-pricing model, which includes assumptions related to volatility, expected term, dividend yield, risk-free interest rate and forfeiture rate. These factors combined with the stock price on the date of grant result in a fixed expense which is recorded on a straight-line basis over the vesting period.  The key factors used in the valuation process, other than the forfeiture rate, remained unchanged from the date of grant.  Because the stock of Hertz Holdings became publicly traded in

November 2006 and has a short trading history, it is not practicable for us to estimate the expected volatility of our share price, or a peer company share price, because there is not sufficient historical information about past volatility. Therefore, we use the calculated value method to estimate the expected volatility, based on the Dow Jones Specialized Consumer Services sub-sector within the consumer services industry, and we use the U.S. large capitalization component, which includes the top 70% of the index universe (by market value). Because historical exercise data does not exist, and because we meet the requirements of SAB No. 107, we use the simplified method for estimating the expected term. SAB No. 107 was set to expire on December 31, 2007. On December 21, 2007, the SEC issued SAB No. 110 which indicated that they will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. We believe it is appropriate to continue to use this simplified method because we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term due to the limited period of time our common stock has been publicly traded. The assumed dividend yield is zero. The risk-free interest rate is the implied zero-coupon yield for U.S. Treasury securities having a maturity approximately equal to the expected term of the options, as of the grant dates. We assume that in each year, 1% of the options that are outstanding but not vested will be forfeited, based on our U.S. pension plan withdrawal rate assumptions. ~~The non cash stock~~ Considering the Company’s brief history of issuing stock options and higher than average recent employee turnover, especially among option holders, we will assess this year if a change in this assumption is warranted. The non-cash stock-based compensation expense associated with the Hertz Global Holdings, Inc. Stock Incentive Plan, or the ‘‘Stock Incentive Plan,’’ is pushed down from Hertz Holdings and recorded on the books at the Hertz level.